SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 9)*

OPKO Health, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

68375N103
(CUSIP Number)

Camielle Green Associate General Counsel, Secretary OPKO Health, Inc. 4400 Biscayne Boulevard Miami, Florida 33137 Telephone: (305) 575-4100
(Name, address and telephone number of person authorized to receive notices and communications)

June 24, 2022
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68375N103	Schedule 13D	PAGE 2 of 5

1	NAME OF REPORTING PERSONS Hsu Gamma Investments, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
		5,127,404	Shares
	8	SHARED VOTING POWER
—
	9	SOLE DISPOSITIVE POWER
		5,127,404	Shares
	10	SHARED DISPOSITIVE POWER
—
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	5,127,404	Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.7%(1)
14	TYPE OF REPORTING PERSON PN

(1)    Calculated based on (i) 771,959,579 shares outstanding as of July 28, 2022, as reported by the Issuer in its Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on August 4, 2022.

CUSIP No. 68375N103	Schedule 13D	PAGE 3 of 5

1	NAME OF REPORTING PERSONS Jane H. Hsiao, Ph.D.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
		35,977,274	Shares(1)
	8	SHARED VOTING POWER
		—	Shares
	9	SOLE DISPOSITIVE POWER
		35,977,274	Shares(1)
	10	SHARED DISPOSITIVE POWER
		—	Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	35,977,274	Shares(1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.6%(3)
14	TYPE OF REPORTING PERSON IN
(1)    Includes (i) 27,599,870 shares of Common Stock held individually by Dr. Hsiao; (ii) 5,127,404 shares of Common Stock held by Hsu Gamma Investment, L.P. (“Hsu Gamma”), which is controlled by Dr. Hsiao as general partner; (iii) options to acquire 2,250,000 shares of Common Stock, which are exercisable within 60 days; and (v) approximately 1,000,000 shares of Common Stock underlying $5,000,000 of the Issuer’s 5% Convertible Promissory Notes (the “Notes”), which Notes were issued on February 27, 2018 and mature on February 27, 2023 and may be redeemed at any time prior to maturity upon 30 days’ notice at a conversion price of $5.00, subject to adjustment. If the holder elects to convert the Notes, the note holder would receive 200 shares of the Issuer’s Common Stock per $1,000 of principal amount of Notes.
(2)    Calculated based on (i) 771,959,579 shares outstanding as of July 28, 2022, as reported by the Issuer in its Form 10-Q filed with the SEC on August 4, 2022; (ii) options to acquire 2,250,000 shares of Common Stock, which are exercisable within 60 days; and (iii) 1,000,000 shares of Common Stock underlying the Notes.

CUSIP No. 68375N103	Schedule 13D	PAGE 4 of 5
EXPLANATORY NOTE
This Amendment No. 9 (the “Amendment”) amends and supplements the statement on Schedule 13D filed on February 14, 2008, as amended by Amendment No. 1 to the Schedule 13D filed on August 21, 2008, as amended by Amendment No. 2 to the Schedule 13D filed on October 1, 2009, as amended by Amendment No. 3 to the Schedule 13D filed on March 22, 2013, as amended by Amendment No. 4 to the Schedule 13D filed on September 16, 2013, as amended by Amendment No. 5 to the Schedule 13D filed on December 18, 2015, as amended by Amendment No. 6 to the Schedule 13D filed on November 20, 2018, as amended by Amendment No. 7 to the Schedule 13D filed on November 1, 2019, as amended by Amendment No. 8 to the Schedule 13D filed on March 20, 2020 (together, the “Original Schedule 13D”), by Jane Hsiao, Ph.D. (“Dr. Hsiao”), The Chiin Hsiung Hsiao Family Trust A (“Trust A”), The Chiin Hsiung Hsiao Family Trust B (“Trust B”), and Hsu Gamma Investment, L.P. (“Hsu Gamma”).
This Amendment is filed with respect to the common stock, par value $0.01 per share (“Common Stock”), of OPKO Health, Inc., a Delaware corporation (the “Issuer”).

ITEM 3.	Source and Amount of Funds or Other Consideration. Item 3 is amended by adding the following paragraph to the end of the item:
Dr. Hsiao acquired 10 shares of Common Stock on the open market on August 9, 2021 at a price of $3.73 per share for an aggregate purchase price of approximately $37.30. The source of funds used was Dr. Hsiao’s personal funds.

ITEM 4.	Purpose of Transaction. Item 4 is amended by adding the following paragraphs to the end of the item:
For investment purposes, Dr. Hsiao acquired 10 shares of Common Stock on the open market on August 9, 2021 at a price of $3.73 per share.

ITEM 5.	Interest in Securities of the Issuer. Item 5 is deleted in its entirety and replaced with the following text:
(a)-(b) Dr. Hsiao may be deemed to beneficially own 35,977,274 shares of Common Stock, which consist of (i) 5,127,404 shares of Common Stock held by Hsu Gamma, and (ii) 29,887,360 shares of Common Stock held individually. The 29,887,360 shares of Common Stock individually held by Dr. Hsiao include (i) 27,599,870 shares of Common Stock held individually; and (iii) options to purchase 2,250,000 shares of Common Stock, exercisable within 60 days of the date hereof. The 35,977,274 shares of Common Stock beneficially owned by Dr. Hsiao constitute approximately 4.6% of the Issuer’s outstanding shares of Common Stock, based upon 771,959,579 shares of Common Stock outstanding as of July 28, 2022 as reported by the Issuer in its Form 10-Q filed with the SEC on August 4, 2022, and calculated in accordance with Rule 13d-3. Dr. Hsiao has sole voting and dispositive power over 35,977,274 shares of Common Stock.
Hsu Gamma beneficially owns 5,127,404 shares of Common Stock, which constitutes approximately 0.7% of the Issuer’s outstanding shares of Common Stock, based upon 771,959,579 shares of Common Stock outstanding as of July 28, 2022 as reported by the Issuer in its Form 10-Q filed with the SEC on August 4, 2022, and calculated in accordance with Rule 13d-3. Dr. Hsiao is the general partner of Hsu Gamma and holds sole voting and dispositive power with respect to the 5,127,404 shares of Common Stock held by Hsu Gamma.
(c) In the last 60 days prior to the filing of this Amendment No. 9, neither Hsu Gamma nor Dr. Hsiao effected any transactions in the shares of Common Stock.
(d) Except as described herein, no other person is known by any Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of the Issuer beneficially owned by them.
(e) Dr. Hsiao ceased to be the beneficial owner of more than 5% of the Common Stock on or about June 24, 2022.

CUSIP No. 68375N103	Schedule 13D	PAGE 5 of 5
SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Hsu Gamma Investment, L.P.

Dated:	August 19, 2022	By:	/s/ Jane H. Hsiao, Ph.D.
		Name:	Jane H. Hsiao, Ph.D.
		Title:	General Partner

Dated:	August 19, 2022	By:	/s/ Jane H. Hsiao, Ph.D.
		Name:	Jane H. Hsiao, Ph.D.
		Title:	Jane H. Hsiao, Ph.D., Individually